File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	31 October 2006
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Bodil Eriksson, Senior VP Communications & Investor Relations
No of pages (inclusive)	19 [redacted]

SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

SUPPL

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **Interim report 1 January – 30 September 2006** which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Bodil Eriksson / Pär Altan

Encl.

File No. 82-763

No of pages (inclusive) 19

SVENSKA CELLULOSA

SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **Interim report 1 January – 30 September 2006** which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Bodil Eriksson / Pär Altan

Encl.

Interim report

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel 08 788 51 00, Fax 08 660 74 30
www.sca.com
Org. nr. 556012-6293

SCA

Interim report 1 January–30 September 2006

Period 1 January – 30 September 2006 compared with previous year

- Net sales amounted to SEK 75,789m (71,244).
- Net profit for the period amounted to SEK 4,016m (-743).
- Earnings per share amounted to SEK 17.09 (-3.22).
- Profit before tax amounted to SEK 5,030m (-1,141). Adjusted for items affecting comparability, an improvement of 19%.

Third quarter of 2006 compared with second quarter of 2006

- Net sales amounted to SEK 25,095m (25,294).
- Net profit for the period amounted to SEK 1,526m (1,321).
- Earnings per share amounted to SEK 6.51 (5.62).
- Profit before tax amounted to SEK 1,753m (1,708).
- Debt/equity ratio amounted to 0.69 (0.70).

EARNINGS TREND[1]

SEKm	**2006:3**	2006:2	2006:1	**0609**	0509
Net sales	25,095	25,294	25,400	75,789	71,244
Operating expenses	-21,410	-21,653	-21,879	-64,942	-64,257
Operating surplus	**3,685**	3,641	3,521	**10,847**	6,987
Depreciation and write-downs	-1,516	-1,537	-1,571	-4,624	-7,051
Share of profits of associated companies	7	9	5	21	17
Operating profit/loss	**2,176**	2,113	1,955	**6,244**	-47
Financial items	-423	-405	-386	-1,214	-1,094
Profit/loss before tax	**1,753**	1,708	1,569	**5,030**	-1,141
Tax	-227[2]	-387	-400	-1,014	398
Net profit/loss for the period	**1,526**	1,321	1,169	**4,016**	-743
Earnings per share, SEK	6.51	5.62	4.96	17.09	-3.22
Of which operating profit per business area					
Personal Care	681	693	699	2,073	1,755
Tissue	431	401	300	1,132	1,198
Packaging	560	476	438	1,474	1,357
Forest Products	591	631	577	1,799	1,333
- Publication papers	*168*	*237*	*205*	*610*	*440*
- Pulp, timber and solid-wood products	*423*	*394*	*372*	*1,189*	*893*
Other	-87	-88	-59	-234	-5,690
	2,176	2,113	1,955	6,244	-47

[1] First nine months of 2005 includes items affecting comparability: operating expenses SEK –3,013m, write-downs SEK –2,352m and tax effects SEK 1,384m.
[2] Tax expense for the period was affected by SEK 185m in changed assessments regarding tax provisions.

Interim report

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel 08 788 51 00, Fax 08 660 74 30
www.sca.com
Org. nr. 556012-6293

SCA

Interim report 1 January–30 September 2006

Period 1 January – 30 September 2006 compared with previous year

- Net sales amounted to SEK 75,789m (71,244).
- Net profit for the period amounted to SEK 4,016m (-743).
- Earnings per share amounted to SEK 17.09 (-3.22).
- Profit before tax amounted to SEK 5,030m (-1,141). Adjusted for items affecting comparability, an improvement of 19%.

Third quarter of 2006 compared with second quarter of 2006

- Net sales amounted to SEK 25,095m (25,294).
- Net profit for the period amounted to SEK 1,526m (1,321).
- Earnings per share amounted to SEK 6.51 (5.62).
- Profit before tax amounted to SEK 1,753m (1,708).
- Debt/equity ratio amounted to 0.69 (0.70).

EARNINGS TREND[1]

SEKm	2006:3	2006:2	2006:1	0609	0509
Net sales	25,095	25,294	25,400	75,789	71,244
Operating expenses	-21,410	-21,653	-21,879	-64,942	-64,257
Operating surplus	**3,685**	3,641	3,521	**10,847**	6,987
Depreciation and write-downs	-1,516	-1,537	-1,571	-4,624	-7,051
Share of profits of associated companies	7	9	5	21	17
Operating profit/loss	**2,176**	2,113	1,955	**6,244**	-47
Financial items	-423	-405	-386	-1,214	-1,094
Profit/loss before tax	**1,753**	1,708	1,569	**5,030**	-1,141
Tax	-227[2]	-387	-400	-1,014	398
Net profit/loss for the period	**1,526**	1,321	1,169	**4,016**	-743
Earnings per share, SEK	6.51	5.62	4.96	17.09	-3.22
Of which operating profit per business area					
Personal Care	681	693	699	2,073	1,755
Tissue	431	401	300	1,132	1,198
Packaging	560	476	438	1,474	1,357
Forest Products	591	631	577	1,799	1,333
- Publication papers	*168*	*237*	*205*	*610*	*440*
- Pulp, timber and solid-wood products	*423*	*394*	*372*	*1,189*	*893*
Other	-87	-88	-59	-234	-5,690
	2,176	2,113	1,955	6,244	-47

[1] First nine months of 2005 includes items affecting comparability: operating expenses SEK –3,013m, write-downs SEK –2,352m and tax effects SEK 1,384m.
[2] Tax expense for the period was affected by SEK 185m in changed assessments regarding tax provisions.

CEO'S MESSAGE

SCA improved its profit before tax by 19% in the first nine months of 2006 compared with the previous year, adjusted for items affecting comparability. Third-quarter earnings were slightly higher than the strong result for the previous quarter. Exchange rate fluctuations of -4% and increased raw material costs reduced the upswing in earnings. The operating margin surplus improved from 14.4% to 14.7%.

During the quarter SCA noted the strongest effect from price increases, SEK 300m, for three years. The packaging operations in Europe accounted for most of these price increases. Energy costs rose by approximately SEK 30m compared with the previous quarter, which was in line with expectations. Our assessment is that the positive price trend for the Group's operations will continue during the fourth quarter but also that energy and raw material costs will rise, energy costs with approximately SEK 200m. The higher raw material costs related to paper pulp and containerboard mean that there is strong market pressure for continued price increases on end products and therefore opportunities for continued improvement in margins.

Personal care show a consistent and high earnings level despite seasonally lower activity. We introduced a new system for ordering Tena via the Internet in Great Britain during the summer. This has given us new customers and sales developed well. In our European packaging operations, price increases implemented earlier are now gradually having an effect. We focus on price and not volume and have therefore turned down some volume. The packaging operations in the US and China continue to show positive development.

Sales of tissue for bulk consumers, AFH, remained favourable during the quarter. We are optimistic about the global launch of our TORK brand which is now under way and the advantages this will provide in synergies on the cost and development side. Within consumer tissue energy and raw material costs increased by more than SEK 600m compared with the previous year. SCA's own price increases have not yet compensated for these higher costs.

Earnings in the publication papers business decreased during the quarter due to negative exchange rate fluctuations and a changed market mix. Combined with high electricity costs and two fire incidents in Ortviken which disrupted production for several days, this led to a SEK 40m decrease in earnings for Forest Products. Development within solid-wood products remained strong.

GROUP

NET SALES AND EARNINGS

Consolidated net sales increased by 6% compared with the previous year and amounted to SEK 75,789m (71,244). Volume growth contributed SEK 2,400m and price effects SEK 1,300m. Exchange rate fluctuations accounted for SEK 850m of the increase in net sales. Profit before tax improved by 19% to SEK 5,030m (4,224), adjusted for items affecting comparability. Of the earnings improvement, SEK 840m was due to increased volumes and SEK 940m to higher selling prices and a changed product mix. The effects of the efficiency programme contributed SEK 975m. Exchange rate fluctuations also had a positive earnings impact of SEK 190m. Increased costs for energy and raw materials, on the other hand, had a negative earnings impact of approximately SEK 1,400m.

Net sales in the third quarter amounted to SEK 25,095m compared with SEK 25,294m in the second quarter. The entire decrease is due to exchange rate fluctuations. Profit before tax in the third quarter amounted to SEK 1,753m compared with SEK 1,708m in the second quarter, an increase of 3%. Exchange rate fluctuations had a negative impact on earnings of 4%.

CASH FLOW AND FINANCING

The operating cash surplus was SEK 10,387m compared with SEK 9,667m in the previous year. Tied-up working capital was slightly higher during the period than in the previous year, mainly due to higher growth and price increases. Current net capital expenditures amounted to SEK 3,314m (2,698), corresponding to approximately 4% of net sales. Expenditures for the ongoing efficiency programmes are running according to plan and the impact on cash flow for the first nine months of 2006 was SEK 915m compared with SEK 642m in the previous year. Operating cash flow for the first nine months amounted to SEK 4,384m (5,123).

In Packaging, the cash flow decreased compared with the same period in the previous year primarily due to planned expenditures for the ongoing efficiency programmes and current capital expenditures. In addition, cash flow was decreased by higher tied-up working capital as a consequence of implemented price increases and a positive volume trend. In Personal Care, the improvement mainly comprised an improved operating cash surplus. The decrease within Tissue was due to a lower cash operating surplus and slightly higher current capital expenditures. Cash flow for the period for Forest Products was better than in the same period last year, partly due to lower current capital expenditures. The cash flow from Forest Products remained strong.

Operating cash flow[1]	0609	0509	Change
Personal Care	2,202	1,643	34%
Tissue	656	974	-33%
Packaging	135	1,663	-92%
Forest Products	1,784	1,474	21%
Other	-393	-631	n/a
Total	**4,384**	5,123	**-14%**

Financial items increased to SEK -1,214m compared with SEK -1,094m in the previous year. The increase is attributable to higher interest rate levels. Tax payments were slightly higher than in the previous year and amounted to SEK 1,537m (1,283). This includes payment of additional tax in Germany amounting to SEK 446m. Additional information is provided under the heading "Other" on page 6 of this report.

After financial items and income taxes paid, cash flow from current operations was SEK 1,549m (2,731). During the period strategic capital expenditures amounted to SEK 611m (1,453), primarily within incontinence, baby diapers and tissue operations. The dividend totalled SEK 2,623m (2,476). Net cash flow for the period amounted to SEK -1,781m (-1,598).

Net debt amounted to SEK 39,532m at the end of the third quarter, a decrease of SEK 294m since the start of the year. A negative cash flow of SEK 1,781m increased the net debt. Currency effects, resulting from a strengthening of the Swedish krona, reduced the net debt by SEK 1,194m. Remeasurements according to IAS 19, for pensions, and IAS 39, for financial instruments, had a combined positive effect of SEK 881m, most of which is attributable to pensions.

SHAREHOLDERS' EQUITY

Consolidated shareholders' equity increased during the period by SEK 417m to SEK 57,527m. Net profit for the period and the effects of remeasurements according to IAS 19, for pensions, and IAS 39, for financial instruments, increased equity by SEK 4,016m and SEK 628m respectively. Dividends and currency effects had a negative impact on equity of SEK 2,623m and SEK 1,604m respectively. The debt/equity ratio amounted to 0.69 (0.73) and was 0.70 at year-end 2005. The interest coverage ratio amounted to 5.1 (0.0).

PERSONNEL

At the end of the third quarter, the average number of employees was approximately 50,000 (51,500), which was unchanged compared with the end of the previous quarter. The decrease is mainly an effect of efficiency programmes.

EFFICIENCY ENHANCEMENT PROGRAMME

The efficiency programme announced in August 2005 and which will provide annual savings of SEK 1,550m with full effect from 2008, is proceeding according to plan. Savings thus far amount to SEK 475m, of which SEK 40m in additional savings in the third quarter of 2006.

[1] Operating cash flow comprises the total of operating cash surplus and change in working capital, with deduction for current capital expenditures and restructuring costs.

BUSINESS AREAS

PERSONAL CARE

Net sales increased by 11% compared with the first nine months of 2005, which comprised volume growth of 9 percentage points, currency effects 1 percentage point as well as some positive price effects.

Net sales during the quarter totalled SEK 5,246m, which is on a par with the second quarter of 2006. Currency effects had a negative impact on net sales of 2 percentage points which was counteracted by a positive price effect.

Operating profit rose 18% compared with the first nine months of 2005, primarily due to increased volumes, 25 percentage points, and positive currency effects, 2 percentage points. Higher raw material costs and increased marketing activities had a negative impact on earnings.

Operating profit during the quarter amounted to SEK 681m, slightly lower than in the second quarter of 2006 due, among other things, to negative currency effects.

Incontinence products: Sales of incontinence products increased compared with the previous quarter. In Europe, development in the healthcare sector was seasonally slightly weaker while sales to the retail sector developed well. In North America, volumes rose in the healthcare sector and within the retail sector the proportion of incontinence protection in a pant model rose, which improved the product mix.

In Australia, sales and earnings improved slightly compared with the second quarter due to higher volumes. Following the "Libre by Tena" product launch market shares in Latin America strengthened during the quarter.

Baby diapers: In Europe, sales of baby diapers decreased somewhat during the third quarter, partly due to seasonal variations. In the Nordic region, however, volumes for Libero improved due to successful marketing activities.

Sales of baby diapers in Australia and Malaysia increased slightly during the third quarter. Earnings were at the same level as the previous quarter. In Latin America, the good sales and earnings trend continued.

Feminine hygiene products: Sales in Europe increased compared with the previous quarter, partly as an effect of fewer promotions and therefore higher net prices. SCA's launch of new Secure Fit led to increased market shares, particularly in the Nordic countries.

Sales in Australia and New Zealand increased compared with the previous quarter. Earnings were on a par with the previous quarter. In Latin America, earlier product launches contributed to a continued rise in market shares.

TISSUE

Net sales increased by 4% compared with the first nine months of 2005, of which 1 percentage point was attributable to increased volumes, 1 percentage point to positive price effects and 2 percentage points to positive currency effects.

In the third quarter, net sales amounted to SEK 7,743m, a decrease of 1% compared with the second quarter of 2006. Marginally higher prices and volumes were offset by negative currency effects.

Operating profit decreased by 6% compared with the first nine months of 2005. Despite higher prices that had a positive effect on earnings of 29 percentage points, earnings declined due to substantially increased energy costs, 33 percentage points, and increased raw material costs, 21 percentage points. The decline primarily stems from consumer tissue in Europe.

In the third quarter, operating profit was SEK 431m, an increase of 7% compared with the second quarter of 2006. Despite higher raw material and energy costs, higher prices and increased volumes, primarily within the AFH segment, contributed to an improvement in earnings.

Consumer tissue: The European market continues to be characterized by intense competition. SCA's sales were at the same level as in the previous quarter. Efforts to push forward price increases have meant that SCA did not accept certain assignments. Earnings were on a par with the previous quarter but remain unsatisfactory.

The sales trend in Australia and New Zealand was favourable during the third quarter with a volume-driven improvement in earnings. In Latin America, sales of both own brands and retailers' brands increased.

Tissue for bulk consumers, AFH: The stable sales and earnings trend within SCA's European operations continued during the third quarter. The result was at the same level as in the second quarter.

SCA's operations in the US continued to develop favourably during the third quarter with increased sales and earnings on a par with the second quarter. In Australia, sales and earnings rose in the third quarter.

PACKAGING

Net sales increased by 3% compared with the first nine months of 2005, of which price contributed 2 percentage points and volume growth 2 percentage points. Exchange rate fluctuations had a positive impact on net sales of 1 percentage point. The closure of units, within the framework of the efficiency programme, led to a decrease of 2 percentage points.

In the third quarter, net sales amounted to SEK 8,288m, an increase of 1% compared with the second quarter of 2006. Higher prices were counteracted by negative currency effects and slightly reduced volumes during the summer months.

Operating profit was 9% higher than in the same period last year. Increase volumes and higher prices, as well as effects from the efficiency programmes, more than made up for the substantial increase in energy costs.

In the third quarter, operating profit was SEK 560m, an increase of 18% compared with the second quarter of 2006. Higher corrugated board prices and a positive volume trend in the Asian packaging operations contributed to this improvement. Effects from efficiency programmes continue to have an increasingly positive earnings impact.

The market for paper raw material continues to strengthen in Europe and further price increases were announced in September of EUR 30 per tonne for liner. Earnings improved as a result of implemented price increases for corrugated board. The average price within the corrugated board operations in the third quarter was 2% better than in the second quarter. Further price increases for corrugated board were initiated in the third quarter.

Sales in the American packaging operations improved somewhat during the third quarter compared with the previous quarter. Earnings were strengthened due to higher prices as well as lower production costs, despite a negative currency effect. Protective packaging and temperature-assurance packaging solutions accounted for most of this improvement.

SCA's packaging operations in China continued to show strong growth during the third quarter. Due to continued increased raw material costs, however, earnings for the third quarter remained at the same level as the previous quarter.

FOREST PRODUCTS

Publication papers:
Net sales increased by 14% compared with the first nine months of 2005 due to a favourable price and volume trend.

Net sales amounted to SEK 2,279m in the third quarter, a decrease of 3% compared with the second quarter of 2006. The decrease was mainly due to negative currency effects.

Operating profit rose 39% compared with the first nine months of 2005. Despite rising energy costs, earnings improved due to higher prices and volumes as well as high capacity utilization.

Operating profit was SEK 168m in the third quarter, a decrease of 29% compared with the second quarter of 2006. This decline was due to negative currency effects, a changed product mix, higher electricity costs and two fire incidents in the Ortviken paper mill which disrupted production for several days.

The market for newsprint was strong with good demand in the third quarter. Demand for LWC remained rather weak, while demand for SC strengthened somewhat during the quarter.

Pulp, timber and solid-wood products:
Net sales increased by 8% compared with the first nine months of 2005, primarily due to higher prices for the pulp and sawmill operations as well as higher volumes within the sawmill operations.

In the third quarter, net sales amounted to SEK 2,060m, a decrease of 3% compared with the second quarter of 2006. Lower volumes within the sawmill operations were counteracted by slightly higher prices.

Operating profit increased by 33% compared with the first nine months of 2005, due to higher prices and higher capacity utilization.

In the third quarter, operating profit was SEK 423m, an increase of 7% compared with the previous quarter, which mainly comprised improved prices within the sawmill operations.

The strong development for paper pulp continued during the third quarter with additional price increases. Demand for sawlogs remains strong driven by shortages of sawlogs in Finland, Russia and the Baltic countries, and further price increases have been announced. Construction activity is strong in most European countries including Eastern Europe.

After the end of the period, a new soda recovery boiler went into operation at SCA's pulp mill in Östrand, Sweden. The new recovery boiler will allow increased production of paper pulp but will also double production of electric power. The Östrand mill will therefore become self-sufficient in electricity.

OTHER

During the quarter, SCA concluded an agreement for acquisition of a small tissue converting company, Mapacasa, Canary Islands. The acquisition was approved by the relevant competition authorities in October. Converting capacity corresponds to 9,000 tonnes and will strengthen SCA's ability to further improve the level of service to significant customers in the Iberian market. SCA also acquired the outstanding shares in Cool Logistics, UK, a company specialized in protective packaging for temperature-sensitive products.

A review of outstanding tax risks was conducted during the quarter which resulted in reversal of SEK 185m as a lower tax expense. This was due, among other things, to a positive outcome in a tax dispute, changes in provisions and changed assessments regarding future loss carry forwards.

In 2000, SCA sold its 50% holding in the fine paper company MoDo Paper AB. The transaction was preceded by a merger of SCA's then Swedish and German fine paper operations. The German tax authorities have re-examined the valuation on which the transaction was based. As a consequence of the tax authorities' decision, SCA must pay capital gains tax of EUR 48m including interest. EUR 8m of this amount can be recovered in future years. Accordingly, the decision, which is final, means that SCA is paying a capital gains tax of 11% on the transaction. The tax expense now incurred, EUR 40m, is matched by the tax reserve allocated earlier for the divestment transaction. In total, cash flow for the third quarter was charged with EUR 48m.

This interim report is prepared according to IAS 34 and the Swedish Financial Accounting Standards Council's recommendation RR 31 and, with regard to the Parent Company, RR 32. Applied accounting principles are in accordance with the Annual Report for 2005.

The Group's Parent Company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forest land and other real property that are part of the forestry operations and grants felling rights for standing timber to its subsidiary SCA Skog AB. The Parent Company is in other respects a holding company whose key task is to own and manage shares in a number of business-group companies and exercise Group-wide management and administration. Operating income during the period January – September 2006 amounted to SEK 104m (116) and profit before appropriations and tax was SEK 732m (704). The Parent Company invested SEK 2m (0) in shares and participations during the period. Investments in properties and plant totalled SEK 44m (23). Cash and cash equivalents at the end of the period amounted to SEK 44m (0).

SHARE DISTRIBUTION

30 September 2006	Class A	Class B	Total
Registered number of shares	37,713,069	197,323,629	235,036,698
Of which treasury shares	-	1,310,821	1,310,821

During the period 501,000 Class A shares were converted to Class B shares. At the end of the quarter, the proportion of Class A shares was 16.0%.

Calculated according to IFRS recommendations, the effects of outstanding employee option programmes correspond to a maximum dilution of 0.06%, which was taken into account when calculating earnings per share for the period.

NOMINATION COMMITTEE

The Nomination Committee, whose tasks include providing proposals regarding the composition of SCA's Board of Directors to the 2007 Annual General Meeting, comprises Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee; Curt Källströmer, Handelsbanken's funds and foundations; Björn Lind, SEB funds; Carl Rosén, Second Swedish National Pension Fund; Caroline af Ugglas, Skandia Liv, and Sverker Martin-Löf, Chairman of SCA.

ANNUAL GENERAL MEETING

The Annual General Meeting of SCA will be held in Stockholm on Thursday, 29 March 2007.

FUTURE REPORTS

The year-end report will be published on 30 January.

Stockholm, 31 October 2006
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström

President and CEO

Review report

We have reviewed the interim report for the period 1 January to 30 September 2006, for Svenska Cellulosa Aktiebolaget SCA (publ). Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Acts.

Stockholm, 31 October 2006

PricewaterhouseCoopers AB

Robert Barnden

Authorized Public Accountant

Auditor in charge

This report has been prepared in both Swedish and English. In case of variation in the content of the two versions, the Swedish version shall prevail.

OPERATING CASH FLOW ANALYSIS

1 January–30 September

SEKm	0609	0509
Operating cash surplus	10,387	9,667
Change in working capital	-1,767	-1,157
Current capital expenditures, net	-3,314	-2,898
Restructuring costs, etc.	-922	-689
Operating cash flow	**4,384**	5,123
Financial items	-1,214	-1,094
Income taxes paid	-1,537	-1,283
Other	-84	-15
Cash flow from current operations	**1,549**	2,731
Acquisitions	-134	-352
Strategic capital expenditures, fixed assets	-611	-1,453
Strategic structural expenditures	-30	-55
Divestments	4	1
Cash flow before dividend	**778**	872
Dividend	-2,623	-2,476
Cash flow after dividend	**-1,845**	-1,604
Sale of treasury shares	64	6
Net cash flow	**-1,781**	-1,598
Net debt at the start of the period	**-39,826**	-35,823
Net cash flow	-1,781	-1,598
Remeasurement to equity	881	-310
Currency effects	1,194	-2,729
Net debt at the end of the period	**-39,532**	-40,460
Debt payment capacity	**28%**	26%
Debt/equity ratio	**0.68**	0.73

OPERATING CASH FLOW ANALYSIS, QUARTERLY DATA

SEKm	2006			2005			
	III	II	I	IV	III	II	I
Cash operating surplus	3,509	3,497	3,381	3,446	3,425	3,155	3,087
Change in working capital	120	-326	-1,561	1,395	284	-175	-1,266
Current capital expenditures, net	-1,274	-1,106	-934	-2,161	-785	-1,163	-750
Restructuring costs, etc.	-358	-271	-293	-332	-364	-169	-156
Operating cash flow	**1,897**	1,794	593	2,348	2,560	1,648	915
Financial items	-423	-405	-386	-401	-393	-358	-343
Income taxes paid	-712	-492	-333	-346	-478	-204	-601
Other	-85	0	1	30	-16	-2	3
Cash flow from current operations	**777**	897	-125	1,631	1,673	1,084	-26
Acquisitions	-94	-31	-9	-76	-47	-256	-49
Strategic capital expenditures, fixed assets	-218	-185	-208	-633	-379	-473	-601
Strategic structural expenditures	-12	-9	-9	-26	-31	-12	-12
Divestments	0	4	0	0	1	0	0
Cash flow before dividend	**453**	676	-351	896	1,217	343	-688
Dividend	-49	-2,574	-	-2	-21	-2,455	-
Cash flow after dividend	**404**	-1,898	-351	894	1,196	-2,112	-688
Sale of treasury shares	2	3	59	7	3	1	2
Net cash flow	**406**	-1,895	-292	901	1,199	-2,111	-686

CONSOLIDATED INCOME STATEMENT

SEKm	2006:3	2005:3	2006:2	0609	0509
Net sales	25,095	24,740	25,294	75,789	71,244
Other income	454	795	442	1,575	1,624
Change in fair value of biological assets	87	81	88	261	246
Change in inventories of finished goods and work in progress	-268	-290	-181	-264	-309
Work performed and capitalized	54	74	45	148	190
Raw materials and consumables[1]	-8,617	-9,115	-8,874	-26,504	-25,774
Personnel costs[1]	-4,884	-6,581	-4,992	-14,891	-16,773
Other operating expenses[1]	-8,236	-8,773	-8,382	-25,267	-23,461
Depreciation	-1,514	-1,606	-1,536	-4,619	-4,688
Write-downs[2]	-2	-2,331	-1	-5	-2,363
Share of profits of associated companies	7	3	9	21	17
Operating profit/loss	2,176	-3,003	2,113	6,244	-47
Financial items	-423	-393	-405	-1,214	-1,094
Profit/loss before tax	1,753	-3,396	1,708	5,030	-1,141
Tax[3]	-227	985	-387	-1,014	398
Net profit/loss for the period	1,526	-2,411	1,321	4,016	-743
Earnings attributable to:					
Equity holders of the Parent Company	1,521	-2,408	1,314	3,994	-752
Minority interests	5	-3	7	22	9
Earnings per share, SEK					
- before dilution effects	6.51	-10.32	5.62	17.09	-3.22
- after dilution effects	6.51	-10.31	5.62	17.09	-3.22
Return on equity	9%	-17%	9%	9%	2%
Return on capital employed	9%	-12%	9%	9%	3%
Margins (%)					
Operating surplus margin	14.7	3.8	14.4	14.3	9.8
Operating margin	8.7	-12.1	8.4	8.2	-0.1
Net financial margin	-1.7	-1.6	-1.6	-1.6	-1.5
Profit margin	7.0	-13.7	6.8	6.6	-1.6
Tax	-0.9	4.0	-1.5	-1.3	0.6
Net margin	6.1	-9.7	5.3	5.3	-1.0
Calculation of earnings per share					
Earnings attributable to equity holders of the Parent Company	1,521.0	-2,408.0	1,314.0	3,994.0	-752.0
Average number of shares before dilution, millions	233.7	233.4	233.7	233.7	233.4
Warrants	0.1	0.1	0.1	0.1	0.1
Average number of shares after dilution	233.8	233.5	233.8	233.8	233.5
Specification of items affecting comparability					
[1] **Operating expenses**					
- Costs related to efficiency programmes	-	-2,619	-	-	-3,013
[2] **Write-downs**					
- Write-downs in conjunction with efficiency programmes	-	-2,321	-	-	-2,352
[3] **Tax**					
- Effects of efficiency programmes	-	1,273	-	-	1,384

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

SEKm	January-September 2006	January-September 2005
Actuarial gains and losses related to pensions, incl. payroll tax	922	-416
Available-for-sale financial assets:		
- Gains from fair value measurement taken to equity	12	107
- Transferred to income statement at sale	-19	-
Cash flow hedges:		
- Gains from remeasurement of derivatives taken to equity	76	43
- Transfer to profit or loss for the period	-79	-2
- Transfer to cost of hedged investments	-8	-13
Translation difference in foreign operations	-1,569	2,846
Gains from hedging of net investments in foreign operations	-93	434
Tax on items taken to/transferred from equity	-276	125
Total transactions taken to equity	-1,034	3,124
Net profit for the period recognized in the income statement	4,016	-743
Total income and expenses recognized for the period	**2,982**	**2,381**
Attributable to:		
- Equity holders of the Parent Company	2,986	2,333
- Minority interests	-4	48
	2,982	2,381
Other changes in equity:		
- sale of treasury shares	*64*	*6*
- transition to IAS 32 and IAS 39 as of 1 January 2005	*-*	*95*
- dividend	*-2,623*	*-2,476*
- changes in Group structure	*-10*	*-*
- remeasurement owned portion at successive acquisitions, within window period	*4*	*61*

FIVE-YEAR SUMMARY

	IFRS		Swedish accounting standards		
Full year	2005	2004	2003	2002	2001
Profit before tax, SEKm	433	6,585	6,967	8,078	8,090
Earnings per share, SEK	1.84	22.11	21.84	24.54	24.05
Earnings per share, before goodwill amortization, SEK	1.84	22.11	26.51	29.15	28.40
Debt/equity ratio, multiple	0.70	0.63	0.44	0.49	0.51
Return on capital employed, %	2	9	11	13	14
Return on equity, %	1	10	10	12	13

Adjusted historically to reflect new issues.

CONSOLIDATED BALANCE SHEET

	30 September 2006		31 December 2005	
	SEKm	EURm[1]	SEKm	EURm[1]
Assets				
Goodwill	18,960	2,046	19,823	2,104
Other intangible assets	2,405	260	2,431	258
Tangible assets	75,952	8,196	77,843	8,261
Shares and participations	669	72	573	61
Financial investments held as fixed assets[2]	2,023	218	2,035	216
Other long-term receivables	1,119	121	1,170	124
Total fixed assets	**101,128**	**10,913**	103,875	11,024
Operating receivables and inventories	30,313	3,271	29,356	3,116
Short-term financial assets	295	32	237	25
Fixed assets held for sale	176	19	68	7
Liquid funds	1,446	156	1,684	179
Total current assets	**32,230**	**3,478**	31,345	3,327
Total assets	**133,358**	**14,391**	135,220	14,351
Shareholders' equity				
Equity equity holders of the Parent Company	56,826	6,132	56,343	5,980
Minority interests	701	76	767	81
Total shareholders' equity	**57,527**	**6,208**	57,110	6,061
Liabilities				
Provisions for pensions	3,754	405	4,810	510
Other provisions	11,423	1,233	12,225	1,298
Long-term financial liabilities	16,746	1,807	18,638	1,978
Other long-term liabilities	206	22	208	22
Total long-term liabilities	**32,129**	**3,467**	35,881	3 808
Short-term financial liabilities[3]	22,617	2,441	20,190	2,143
Operating liabilities	21,085	2,275	22,039	2,339
Other current liabilities	**43,702**	**4,716**	42,229	4,482
Total liabilities	**75,831**	**8,183**	78,110	8,290
Total equity and liabilities	**133,358**	**14,391**	135,220	14,351
Debt/equity ratio	**0.69**		0.70	
Visible equity/assets ratio	**43%**		42%	

[1] *Closing day rate 9.27 (9.42) was applied in translation to EUR.*
[2] *Of which pension assets* — *802* / *87* / *470* / *50*
[3] *Contracted committed credit lines amount to SEK 25,792m.*

	30 September 2006 SEKm	31 December 2005 SEKm
Capital employed	97,059	96,936
– of which working capital	10,944	9,573
Net debt	39,532	39,826
Shareholders' equity	57,527	57,110
<u>Of which provisions for restructuring costs</u>		
Other provisions	447	834
Operating liabilities	1,174	1,776

CASH FLOW STATEMENT

1 January–30 September

SEKm	0609	0509
Operating activities		
Profit/loss after financial items	5,030	-1,141
Adjustment for non-cash items[1]	3,108	8,875
	8,138	7,734
Paid tax	-1,537	-1,283
Cash flow from operating activities before changes in working capital	6,601	6,451
Cash flow from changes in working capital		
Change in inventories	-553	-279
Change in operating receivables	-1,427	767
Change in operating liabilities	213	-1,645
Cash flow from operating activities	4,834	5,294
Investing activities		
Acquisition of operations	-134	-333
Disposals of operations	4	1
Acquisition of tangible and intangible fixed assets	-4,220	-4,534
Sale of equipment	296	407
Repayment of loans from external parties	-	2
Payment of loans to external parties	-425	-
Cash flow from investing activities	-4,479	-4,457
Financing activities		
Sale of treasury shares	64	6
Borrowings	2,015	23
Dividends paid	-2,623	-2,476
Cash flow from financing activities	-544	-2,447
Cash flow for the period	-189	-1,610
Cash and cash equivalents at the beginning of the year	1,684	3,498
Exchange differences in cash and cash equivalents	-49	133
Cash and cash equivalents at the end of the period	1,446	2,021
Reconciliation with operating cash flow analysis		
Cash flow for the period	-189	-1,610
Deducted items:		
Payment of loans to external parties	425	-2
Repayment of loans from external parties	0	-23
Borrowings	-2,015	
Added items:		
Net debt in acquired companies	-	-19
Accrued interest	-1	80
Investments through finance leases	-1	-24
Net cash flow according to operating cash flow analysis	-1,781	-1,598

[1] Depreciation and write-downs, fixed assets	*4,624*	*7,051*
Fair value valuation of forest assets	*-261*	*-245*
Unpaid related to efficiency programmes	*-*	*2,320*
Payments related to efficiency programmes previously recognized as liabilities	*-915*	*-*
Other	*-340*	*-251*
Total	*3,108*	*8,875*

CONSOLIDATED EARNINGS TREND, supplementary disclosures

	2006:3	2005:3	2006:1	0609	0509
	EURm[1]	EURm[1]	EURm[1]	EURm[2]	EURm[3]
Net sales	2,702	2,646	2,717	8,160	7,737
Operating expenses	-2,305	-2 550	-2,340	-6,992	-6,978
Operating surplus	**397**	**96**	**377**	**1,168**	**759**
Depreciation and write-downs, fixed assets	-163	-425	-168	-498	-766
Share of profits of associated companies	1	0	1	2	2
Operating profit/loss	**235**	**-329**	**210**	**672**	**-5**
Financial items	-46	-42	-41	-131	-119
Profit/loss before tax	**189**	**-371**	**169**	**541**	**-124**
Tax	-24	107	-43	-109	43
Net profit/loss for the period	**165**	**-264**	**126**	**432**	**-81**

1 *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*

2 *Average exchange rate of 9.29 was applied in translation to EUR*

3 *Average exchange rate of 9.21 was applied in translation to EUR.*

Quarterly data

CONSOLIDATED EARNINGS TREND

	2006			2005			
SEKm	III	II	I	IV	III	II	I
Net sales	25,095	25,294	25,400	25,141	24,740	23,986	22,518
Operating expenses[1 2]	-21,410	-21,653	-21,879	-21,552	-23,809	-20,711	-19,737
Operating surplus	**3,685**	3,641	3,521	3,589	931	3,275	2,781
Depreciation and write-downs, fixed assets[3]	-1,516	-1,537	-1,571	-1,622	-3,937	-1,564	-1,550
Share of profits of associated companies	7	9	5	8	3	8	6
Operating profit/loss	**2,176**	2,113	1,955	1,975	-3,003	1,719	1,237
Financial items	-423	-405	-386	-401	-393	-358	-343
Profit/loss before tax	**1,753**	1,708	1,569	1,574	-3,396	1,361	894
Tax[4]	-227	-387	-400	-377	985	-355	-232
Net profit/loss for the period	**1,526**	1,321	1,169	1,197	-2,411	1,006	662
Earnings per share, SEK							
- before dilution effects	**6.51**	5.62	4.96	5.06	-10.32	4.27	2.83
- after dilution effects	**6.51**	5.62	4.96	5.06	-10.31	4.27	2.82
Margins (%)							
Operating surplus margin	**14.7**	14.4	13.9	14.3	3.8	13.7	12.4
Operating margin	**8.7**	8.4	7.7	7.9	-12.1	7.2	5.5
Net financial margin	-1.7	-1.6	-1.5	-1.6	-1.6	-1.5	-1.5
Profit margin	**7.0**	6.8	6.2	6.3	-13.7	5.7	4.0
Tax	-0.9	-1.5	-1.6	-1.5	4.0	-1.5	-1.0
Net margin	**6.1**	5.3	4.6	4.8	-9.7	4.2	3.0
[1] Incl. change in the fair value of biological assets	87	88	86	41	82	81	82
Specification of items affecting comparability							
[2] **Operating expenses** - Costs related to efficiency programmes	-	-	-	-	-2,619	-	-394
[3] **Depreciation and write-downs** - Write-downs in conjunction with efficiency programmes	-	-	-	-	-2,321	-	-31
[4] **Income taxes** - Effects of efficiency programmes	-	-	-	-	1,273	-	111

PERSONAL CARE

SEKm	2006:3	2006:2	2006:1	0609	0509
Net sales	5,246	5,249	5,348	**15,843**	14,215
Operating surplus	925	939	950	**2,814**	2,446
Operating profit	681	693	699	**2,073**	1,755
Operating surplus margin, %	17.6	17.9	17.8	**17.8**	17.2
Operating margin, %	13.0	13.2	13.1	**13.1**	12.3
Volume growth, %	0.0[1]	0.6[1]	2.8[1]	**8.5[2]**	7.5[2]

[1] Compared with immediately preceding quarter.
[2] Compared with the same period in the previous year

TISSUE

SEKm	2006:3	2006:2	2006:1	0609	0509
Net sales	7,743	7,787	7,962	**23,492**	22,592
Operating surplus	944	924	850	**2,718**	2,779
Operating profit	431	401	300	**1,132**	1,198
Operating surplus margin, %	12.2	11.9	10.7	**11.6**	12.3
Operating margin, %	5.6	5.1	3.8	**4.8**	5.3
Volume growth, %	0.8[1]	0.2[1]	-1.4[1]	**1.4[2]**	9.7[2]

[1] Compared with immediately preceding quarter
[2] Compared with the same period in the previous year.

PACKAGING

SEKm	2006:3	2006:2	2006:1	0609	0509
Net sales	8,288	8,231	8,389	**24,908**	24,087
Operating surplus	988	888	854	**2,730**	2,717
Operating profit	560	476	438	**1,474**	1,357
Operating surplus margin, %[1]	11.9	10.8	10.2	**11.0**	11.3
Operating margin, %[1]	6.8	5.8	5.2	**5.9**	5.6
Production					
Liner products, kt	585	557	644	**1,786**	2,006
Deliveries					
Liner products, kt	575	622	648	**1,845**	2,001
Corrugated board, million m²	1,078[2]	1,097[2]	1,096[2]	**3,283[2]**	3,233[2]

[1] Adjusted for external trading with liner, margins increased by approximately 2 percentage points
[2] Volumes from corrugated board plants.

FOREST PRODUCTS

SEKm	2006:3	2006:2	2006:1	0609	0509
Net sales	**4,339**	4,454	4,378	**13,171**	11,864
Publication papers	2,279	2,339	2,145	6,763	5,931
Pulp, timber and solid-wood products	2,060	2,115	2,233	6,408	5,933
Operating surplus	**911**	970	919	**2,800**	2,349
Publications papers	371	456	426	1,253	1,084
Pulp, timber and solid-wood products	540	514	493	1,547	1,265
Operating profit	**591**	631	577	**1,799**	1,333
Publication papers	168	237	205	610	440
Pulp, timber and solid-wood products	423	394	372	1,189	893
Operating surplus margin, %	**21,0**	21,8	21,0	**21,3**	19,8
Publication papers	16,3	19,5	19,9	18,5	18,3
Pulp, timber and solid-wood products	26,2	24,3	22,1	24,1	21,3
Operating margin, %	**13,6**	14,2	13,2	**13,7**	11,2
Publication papers	7,4	10,1	9,6	9,0	7,4
Pulp, timber and solid-wood products	20,5	18,6	16,7	18,6	15,1
Production					
Publication papers, kt	382	389	390	1,162	1,089
Solid-wood products, km³	449	393	399	1,241	1,111
Deliveries					
Publication papers, kt	398	385	376	1,159	1,093
Solid-wood products, km³	450	424	381	1,255	1,159

Quarterly data – Business areas

	2006			2005			
SEKm	III	II	I	IV	III	II	I
NET SALES							
Personal Care	5,246	5,249	5,348	5,136	5,026	4,727	4,462
Tissue	7,743	7,787	7,962	8,109	7,917	7,531	7,144
Packaging	8,288	8,231	8,389	8,272	8,351	8,094	7,642
Forest Products	4,339	4,454	4,378	4,071	3,986	4,116	3,762
Publication paper	2,279	2,339	2,145	2,067	2,034	1,965	1,932
Pulp, timber and solid-wood products	2,060	2,115	2,233	2,004	1,952	2,151	1,830
Other	326	298	233	301	247	288	232
Intra-group deliveries	-847	-723	-910	-748	-787	-770	-724
Total net sales	25,095	25,294	25,400	25,141	24,740	23,986	22,518
OPERATING SURPLUS							
Personal Care	925	939	950	983	889	809	748
Tissue	944	924	850	941	999	892	888
Packaging	988	888	854	841	900	919	898
Forest Products	911	970	919	910	853	758	738
Publication paper	371	456	426	456	420	330	334
Pulp, timber and solid-wood products	540	514	493	454	433	428	404
Other	-83	-80	-52	-86	-2,710	-103	-491
Total operating surplus	3,685	3,641	3,521	3,589	931	3,275	2,781
OPERATING PROFIT							
Personal Care	681	693	699	719	655	571	529
Tissue	431	401	300	379	428	391	379
Packaging	560	476	438	418	444	455	458
Forest Products	591	631	577	553	516	416	401
Publication paper	168	237	205	222	206	113	121
Pulp, timber and solid-wood products	423	394	372	331	310	303	280
Other	-87	-88	-59	-94	-5,046	-114	-530
Total operating profit	2,176	2,113	1,955	1,875	-3,003	1,719	1,237

%							
OPERATING SURPLUS MARGINS							
Personal Care	17.6	17.9	17.8	19.1	17.7	17.1	16.8
Tissue	12.2	11.9	10.7	11.6	12.6	11.8	12.4
Packaging	11.9	10.8	10.2	10.2	10.8	11.4	11.8
Forest Products	21.0	21.8	21.0	22.4	21.4	18.4	19.6
Publication papers	16.3	19.5	19.9	22.1	20.6	16.8	17.3
Pulp, timber and solid-wood products	26.2	24.3	22.1	22.7	22.2	19.9	22.1
OPERATING MARGINS							
Personal Care	13.0	13.2	13.1	14.0	13.0	12.1	11.9
Tissue	5.6	5.1	3.8	4.7	5.4	5.2	5.3
Packaging	6.8	5.8	5.2	5.1	5.3	5.6	6.0
Forest Products	13.6	14.2	13.2	13.6	12.9	10.1	10.7
Publication papers	7.4	10.1	9.6	10.7	10.1	5.8	6.3
Pulp, timber and solid-wood products	20.5	18.6	16.7	16.5	15.9	14.1	15.3